Exhibit 99.1

inter&co

Unaudited interim condensed consolidated statements

For the three-month period ended June 30, 2024

inter
LOOP

Unaudited interim condensed consolidated statements As of for the six-month period ended June 30, 2024

Unaudited interim condensed consolidated statements As of for the six-month period ended June 30, 2024
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, these solutions are offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of June 30, 2024 we surpassed a total of 33.3 million customers. The activation rate reached 55.3%, an increase of 3.1 percentage points when compared to June 30, 2023.
Loan Portfolio
The balance of loan operations reached R$33.0 billion, representing a positive variation of 10.7% compared to December 31, 2023.
Economic and financial highlights
Profit (loss) for the period
As of June 30, 2024 we achieved an accumulated profit of R$417.9 million, representing a significant increase of 372.8% in compared to the previous period ending June 30, 2023.
Revenues
As of June 30, 2024, revenues reached R$2,879.5 million, marking an increase of R$705.4 million compared to the same period in 2023.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of June 30, 2024, totaled R$(1,192.7) million, an increase of R$(100.6) million compared to June 30, 2023.
Equity highlights
Total assets
Total assets reached R$R$66.6 billion as of June 30, 2024, an increase of 10.3% compared to December 31, 2023.
Shareholder’s equity
Shareholder’s equity totaled R$8.6 billion, an increase 13.3% compared to December 31, 2023.
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.

Unaudited interim condensed consolidated statements As of for the six-month period ended June 30, 2024
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of June 30, 2024 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, August 05, 2024.
The Management

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Report on review of interim financial statements
To the Shareholders, Board of Directors and Management of
Inter & Co, Inc.
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co. Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended June 30, 2024, which comprise the balance sheet as of June 30, 2024, and the statements of profit or loss, comprehensive income (loss) for the three-month and six-month periods then ended and changes in equity and cash flows for the three-month period then ended, including the explanatory notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, applicable to the preparation of interim financial information.
Belo Horizonte, August 6, 2024
KPMG Auditores Independentes Ltda.
CRC SP 014428/O-6 F-MG
Original report Portuguese signed by
Jonas Moreira Salles
Accountant CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited interim condensed consolidated balance sheets As of June 30, 2024 and December 31, 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	06/30/2024	12/31/2023
Assets
Cash and cash equivalents	8	2,797,339	4,259,379
Amounts due from financial institutions, net of provisions for expected loss	9	5,280,322	3,718,506
Deposits at Central Bank of Brazil		3,725,775	2,664,415
Securities, net of provisions for expected loss	10	18,276,426	16,868,112
Derivative financial	11	7,177	4,238
Loans and advances to customers, net of provisions for expected loss	12	30,806,640	27,900,543
Non-current assets held for sale	13	179,954	174,355
Equity accounted investees	14	88,155	90,634
Property and equipment	15	193,647	167,547
Intangible assets	16	1,661,858	1,345,304
Deferred tax assets	34.c	1,218,265	1,033,535
Other assets	17	2,337,903	2,125,229
Total assets		66,573,460	60,351,797

Liabilities
Liabilities with financial and similar institutions	18	10,913,779	9,522,469
Liabilities with customers	19	35,978,318	32,651,620
Securities issued	20	8,543,248	8,095,042
Derivative financial	11	14,039	15,063
Borrowing and on-lending	21	101,630	107,412
Tax liabilities	22	357,818	363,262
Income tax and social contribution		268,690	287,978
Other tax liabilities		89,128	75,284
Provisions	23	45,712	70,452
Deferred tax liabilities	34.c	29,640	32,539
Other liabilities	24	1,981,740	1,897,248
Total liabilities		57,965,924	52,755,107

Equity
Share capital	25.a	13	13
Reserves	25.b.	9,232,290	8,147,285
Other comprehensive income	25.c	(756,625)	(675,488)
Treasury shares	25.h	(13,687)	—
Equity attributable to owners of the Company		8,461,991	7,471,810
Non-controlling interest	25.f	145,545	124,881
Total equity		8,607,536	7,596,691

Total liabilities and equity		66,573,460	60,351,797

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated income statements For the quarters ended June 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Semester
	Note	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interest income	26	1,172,415	1,151,105	2,389,946	2,164,032
Interest expenses	26	(772,643)	(692,206)	(1,534,890)	(1,364,977)
Income from securities and derivatives	27	629,896	343,176	1,145,277	714,582
Net interest income and income from securities and derivatives		1,029,668	802,075	2,000,334	1,513,637

Net revenues from services and commissions	28	397,145	298,524	771,485	580,877
Expenses from services and commissions		(32,942)	(31,723)	(66,964)	(67,401)
Other revenues	29	84,728	81,158	174,685	147,035
Revenues		1,478,599	1,150,034	2,879,540	2,174,148

Impairment losses on financial assets	30	(421,248)	(398,560)	(832,296)	(749,241)
Administrative expenses	31	(402,827)	(347,868)	(798,071)	(733,483)
Personnel expenses	32	(204,207)	(186,249)	(394,670)	(358,661)
Tax expenses	33	(99,418)	(72,463)	(185,749)	(141,334)
Depreciation and amortization		(53,035)	(41,130)	(94,935)	(78,707)
Income from equity interests in associates	14.b	(257)	(23,465)	(2,480)	(26,526)
Profit before income tax		297,607	80,299	571,340	86,196

Income tax	34	(74,943)	(16,127)	(153,455)	2,192

Profit for the year		222,664	64,172	417,885	88,388

Profit attributable to:
Owners of the Company		206,479	48,746	389,272	60,151
Non-controlling interest		16,186	15,426	28,613	28,237

Earnings (loss) per share
Basic earnings (loss) per share	25.e	0.48	0.12	0.90	0.15
Diluted earnings (loss) per share	25.e	0.47	0.12	0.89	0.15

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of comprehensive income For the quarters ended June 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Profit for the year	222,665	64,172	417,885	88,388

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Change in fair value - financial assets at FVOCI	(188,999)	243,219	(283,808)	275,440
Related tax - financial assets FVOCI	85,051	(109,448)	127,713	(123,948)
Net change in fair value - financial assets at FVOCI	(103,948)	133,771	(156,095)	151,492

Fair value change - investments in operations abroad	(55,412)	14,750	(63,032)	14,750
Tax effect	22,433	(3,682)	28,364	(3,682)
Hedge of net investments in operations abroad	(32,979)	11,068	(34,668)	11,068

Foreign exchange differences on the translation of foreign operations	91,553	(15,241)	109,626	(19,507)

Others	—	—	—	24
Other comprehensive income that may be reclassified subsequently to the income statement	(45,374)	129,598	(81,137)	143,077

Total comprehensive income for the period	177,291	193,770	336,748	231,465
Allocation of comprehensive income
To owners of the company	161,105	178,344	308,135	203,228
To non-controlling interest	16,186	15,426	28,613	28,237

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of cash flows For the quarters ended June 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	06/30/2024	06/30/2023
Operating activities
Profit (loss)	417,885	88,388
Adjustments to profit (loss)
Depreciation and amortization	94,935	78,707
Result of equity interests in associates	2,480	26,526
Impairment losses on financial assets	832,296	749,241
Expenses with provisions	21,454	16,641
Income tax and social contribution	153,455	(2,192)
Provisions/ (reversals) for loss of assets	(60,766)	(17,276)
Adjustments to the fair value of financial instruments	(63,032)	—
Capital gains	(8,789)	(9,087)
Performance income	(40,991)	(56,195)
Revenue foreign exchange	(33,953)	(41,110)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(1,061,360)	1,150,909
Loans and advances to customers	(3,751,435)	(2,893,307)
Amounts due from financial institutions	(1,563,306)	1,702,045
Securities	(256,712)	84,432
Derivative financial	(2,940)	(3,625)
Non-current assets held for sale	(5,600)	(9,923)
Other assets	(235,220)	(63,184)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	1,391,310	117,056
Liabilities with customers	3,326,698	2,656,522
Securities issued	448,206	804,026
Derivative financial	—	(9,772)
Borrowing and on-lending	(5,782)	1,498
Tax liabilities	(40,199)	10,017
Provisions	(46,194)	(8,159)
Other liabilities	213,199	(183,633)
Income tax paid	(170,124)	(60,891)
Net cash from operating activities	(444,485)	4,127,654

Cash flow from investing activities
Capital increase in associate	—	11,564
Acquisition of subsidiaries, net of cash acquired	—	(14,426)
Acquisition of property and equipment	(30,172)	(8,291)
Acquisition of intangible assets	(413,570)	(135,338)
Acquisition of financial assets at FVOCI	(2,519,276)	(11,394,602)
Proceeds from sale of financial assets at FVOCI	1,157,383	9,667,446
Acquisition of financial assets at FVTPL	(40,685)	(617,480)
Proceeds from sale of financial assets at FVTPL	109,816	690,577
Net cash used in investing activities	(1,736,504)	(1,800,550)

Cash flow from financing activities
Capital increase	781,735	—
Dividends and interest on shareholders' equity paid	(74,528)	(16,049)
Repurchase of treasury shares	(18,953)	(16,409)
Resources from non-controlling interest, including capital increase	(2,234)	4,815
Net cash used in from financing activities	686,020	(27,643)

Increase/(Decrease) in cash and cash equivalents	(1,494,969)	2,299,461
Cash and cash equivalents at the beginning of the period	4,259,379	1,331,648
Effect of the exchange rate variation on cash and cash equivalents	33,953	41,110
Cash and cash equivalents at June 30	2,798,363	3,672,219

The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of changes in equity For the quarters ended June 30, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2023 - Inter&Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the period	—	—	—	60,151	—	60,151	28,237	88,388
Proposed allocations:
Constitution/ reversion of reserves	—	60,151	—	(60,151)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(16,049)	(16,049)
Foreign exchange differences on the translation of foreign operations	—	—	(8,439)	—	—	(8,439)	—	(8,439)
Net change in fair value - financial assets at FVOCI	—	—	151,492	—	—	151,492	—	151,492
Share-based payment transactions	—	17,474	—	—	—	17,474	—	17,474
Reflex reserve	—	7,282	—	—	—	7,282	—	7,282
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	24	—	—	24	4,791	4,815
Balance as of June 30, 2023 - Inter&Co, Inc.	13	7,902,577	(682,224)	—	(16,409)	7,203,957	113,701	7,317,658

Balance as of January 1, 2024 - Inter&Co, Inc.	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	389,272	—	389,272	28,613	417,885
Proposed allocations:
Constitution/ reversion of reserves	—	389,272	—	(389,272)	—	—	—	—
Capital increase	—	820,503	—	—	—	820,503	—	820,503
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(5,715)	(74,528)
Foreign exchange differences on the translation of foreign operations	—	—	109,626	—	—	109,626	—	109,626
Gains and losses - Hedge	—	—	(34,668)	—	—	(34,668)	—	(34,668)
Net change in fair value - financial assets at FVOCI	—	—	(156,095)	—	—	(156,095)	—	(156,095)
Share-based payment transactions	—	(5,266)	—	—	5,266	—	—	—
Reflex reserve	—	(11,923)	—	—	—	(11,923)	—	(11,923)
Repurchase of treasury shares	—	—	—	—	(18,953)	(18,953)	—	(18,953)
Others	—	—	—	—	—	—	(2,234)	(2,234)
Balance as of June 30, 2024 - Inter&Co, Inc.	13	9,232,290	(756,625)	—	(13,687)	8,461,991	145,545	8,607,536
The accompanying notes are an integral part of the Unaudited interim condensed consolidated statements

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
Notes to the Unaudited interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. (“Inter&Co”), is a company incorporated in the Cayman Islands with limited liability, as of January 26, 2021.
Inter&Co, Inc. is registered with the U.S. Securities and Exchange Commission (“SEC”). Common shares are traded on Nasdaq under the symbol “INTR” and Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32” .
2.Basis for preparation
a.Compliance statement
The Group's Unaudited interim condensed consolidated financial statements was prepared in accordance with IAS 34 - interim financial reports issued by the International Accounting Standards Board (IASB).
This Unaudited interim condensed consolidated financial statements was prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter&Co, Inc., as of December 31, 2023, and is therefore intended only to provide an update of the content of the latest financial statements and must be read together, in accordance with IAS 34.
The information in the explanatory notes that did not undergo significant changes or that did not present new disclosures in relation to December 31, 2023 was not fully repeated in this condensed consolidated interim financial statement. However, information has been included to explain the main events and transactions that have occurred, allowing an understanding of the changes in the financial position and performance of the Inter&Co operations since the publication of the consolidated financial statements as of December 31, 2023.
This Unaudited interim condensed consolidated financial statement was authorized for issuance by the Company's Board of Directors on August 05, 2024.
b.Functional and presentation currency
This Unaudited interim condensed consolidated financial statement is presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing this Unaudited interim condensed consolidated financial statement, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Inter&Co accounting policies and the sources of estimation uncertainty are described below:

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee;
•Equity accounted investees (see note 14): whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next year, and the actual results may differ from those previously established. They are disclosed below and are related to the following notes:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Measuring the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also necessary to apply accounting requirements to measure the expected credit loss, such as: determining the criteria for evaluating the significant increase in credit risk; select quantitative models and appropriate assumptions to measure expected credit loss; and establish different prospective scenarios and their weighting, among others.
•Business combination (see note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•Impairment test of intangible assets and goodwill (see notes 16): for the purposes of impairment testing, each invested entity was considered a cash generating unit (“CGU”).
•Deferred tax asset (note 34): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
3.Material changes of accounting policies
New or revised accounting pronouncements adopted in 2024
The following new or revised standards have been issued by IASB, and were effective for the year covered by these Unaudited interim condensed consolidated financial statements, and had no material impact on these condensed consolidated interim financial statements.
•Definition of accounting estimates - Amendments to IAS 8: defines accounting estimates as monetary values susceptible to uncertainties in their measurement. Among these estimates we can mention the expected credit loss and the fair value of assets and liabilities.
•Disclosure of Accounting Policies – Changes to IAS 1 and IFRS Practice Statement 2: The Inter&Co adopted disclosure from January 1, 2023. Although the amendments made to the accounting policies did not result in any changes to the accounting policies themselves, they did have an impact on the disclosure of accounting policy information in the consolidated financial statements. The amendments require 'material' disclosure of policies instead of 'significant' disclosure. Additionally, they provide guidance on the application of materiality to the disclosure of accounting policies, thus assisting entities in providing useful and specific policy information that users require to understand other information in the financial statements. Management made certain updates to the information presented in Note 4, which pertains to Material Accounting Policies (previously referred to as Significant Accounting Policies), in line with the amendments.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
•Deferred tax on leasing transactions – Amendments to IAS 12: clarify that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities does not apply to leasing transactions.
•Changes to IFRS 16 - Leases: the IASB has issued narrow-scope changes to the requirements for sale and leaseback transactions in IFRS 16, explaining how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions in which some or all of the lease payments are variable lease payments that are not dependent on an index or rate and are more likely to be impacted.
•Insurance Contracts - IFRS 17: The standard on Insurance Contracts replaces IFRS 4 - Insurance Contracts, and brings important changes to the measurement, recognition and disclosure of these contracts, through specific methodologies for each type of agreement.
•Changes to IAS 7 and IFRS 7 - Supplier financing arrangements: these changes require disclosures to increase the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and liquidity risk exposure. The disclosure requirements are the IASB's response to investor concerns that some companies' supplier financing arrangements are not sufficiently visible, making it difficult for investors to review.
Other new standards and interpretations issued but not yet effective
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of the liability for a minimum period of 12 months after the closure of the report, in addition to establish disclosure requirements for liabilities with covenants classified as non-current. These changes will come into effect from the start of the 2024 financial year, and there is no impact on the consolidated financial statements.
•Amendment to IAS 21 - Effects of Changes in Exchange Rates and Conversion of Financial Statements: the changes will require the application of a consistent approach when assessing whether one currency can be exchanged for another and the amendment clarifies how entities should determine the exchange rate to be used, and disclosures to be provided, when a currency is difficult, or cannot, be exchanged. The changes aim to improve the information that an entity provides in its financial statements. The changes to IAS 21 are effective from January 1, 2025, and their adoption may be brought forward. Management does not expect impacts on the Group’s financial statements.
•New IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, replaces IAS 1 and brings additional requirements to improve the disclosure of companies' financial performance. It defines three categories for income and expenses: operating, investments and financing, in addition to including new subtotals, such as operating profit. The standard also provides guidance on the disclosure of performance indicators defined by management and provides specific requirements for companies in the banking and insurance sector. IFRS 18 will come into force on January 1, 2027, and Management is currently analyzing its impacts on the Group’s financial statements.
4.Material accounting policies
The accounting policies described below were applied in all of the years presented in the Unaudited interim condensed consolidated financial statements.
a.Basis for consolidation
Companies under Inter&Co control are classified as controlled. The company is considered the controller of an entity when it is exposed to or has the right to variable returns arising from involvement with that entity, in addition to having the ability to use its power to influence the value of these returns.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
The subsidiaries are consolidated in full as from the date the company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter&Co to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each year:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					06/30/2024	12/31/2023
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	2,348,517,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding	401,207,704	BRL	Brazil	100.00%	100.00%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Intermediacão de negócios e Serviços Ltda. (a)	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Inter Titulos Fundo de Investimento	Investment Fund	491,185,000	BRL	Brazil	98.24%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	139,649,000	BRL	Brazil	73.81%	86.46%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	29,719	BRL	Brazil	91.94%	99.11%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	3,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC (b)	Securities	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda. (c)	Provision of services	9,896,122,671	BRL	Brazil	60.63%	—%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (d)	Investment Fund	301,000,000	BRL	Brazil	100.00%	—%

a.On March 27, 2024, the corporate reorganization of Inter Marketplace Intermediação De Negócios e Serviços Ltda. Banco Inter, which was the sole partner of Inter Marketplace Intermediação de Negócios e Serviços Ltda, transferred its shares to Inter&Co Participações Ltda, becoming the direct controller of Inter Marketplace, consequently, an indirect subsidiary of Inter&Co.
b.The reorganization of Inter&Co Securities, LLC ("Securities") was completed on February 22, 2024. Inter&Co, Inc. ("Inter&Co"), which was the sole owner of Securities, transferred Securities' shares to its direct subsidiary, Inter US Holding, Inc. ("US Holding"). With the completion of this reorganization, Securities is now a direct subsidiary of US Holding and, consequently, an indirect subsidiary of Inter&Co.
c.On April 19, 2024, there was a change in the control structure of Inter&Co Tecnologia e Serviços Financeiros Ltda., which became directly controlled by Banco Inter. Previously, Inter&Co Tecnologia e Serviços Financeiros Ltda. was controlled by Inter&Co Payments, Inc.
d.On June 28, 2024, Inter&Co made a significant investment by acquiring a significant number of shares in the Landbank fund. As a result of this acquisition, the financial data relating to these funds began to be included in the consolidation basis of Inter&Co's financial statements.
Minority shareholders' interests
The Inter&Co recognizes the portion of equity relating to non-controlling interests in the consolidated balance sheet. In transactions involving the purchase of interests from non-controlling interests, the difference between the amount paid and the interest acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. The company holds 50% or more of the voting capital of all indirect subsidiaries.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
5.Operational segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Inter&Co, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Inter&Co does not have any single customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter&Co’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income is primarily comprised of commissions received for sales and/or for the rendering of these services.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
Segment information

	As of and for June 30, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,336,507	5,969	—	32,121	2,374,597	22,777	(7,428)	2,389,946
Interest expenses	(1,566,138)	(5,547)	—	—	(1,571,685)	(3,682)	40,477	(1,534,890)
Income from securities and derivatives	1,091,668	41,328	1,912	17,580	1,152,488	25,838	(33,049)	1,145,277
Net interest income and income from securities and derivatives	1,862,037	41,750	1,912	49,701	1,955,400	44,933	—	2,000,334

Net revenues from services and commissions	555,812	62,464	83,104	67,434	768,814	2,671	—	771,485
Expenses from services and commissions	(66,788)	(171)	—	(1)	(66,960)	(4)	—	(66,964)
Other revenues	178,460	10,571	25,422	11,852	226,305	70,436	(122,056)	174,685
Revenues	2,529,521	114,614	110,438	128,986	2,883,559	118,036	(122,056)	2,879,540

Impairment losses on financial assets	(831,859)	—	—	—	(831,859)	(437)		(832,296)
Administrative expenses	(696,980)	(33,345)	(31,544)	(29,306)	(791,175)	(6,896)	—	(798,071)
Personnel expenses	(298,154)	(39,769)	(10,659)	(21,333)	(369,915)	(24,755)	—	(394,670)
Tax expenses	(136,808)	(7,810)	(9,224)	(22,957)	(176,799)	(8,950)	—	(185,749)
Depreciation and amortization	(86,109)	(3,203)	(733)	(4,748)	(94,793)	(142)	—	(94,935)
Income from equity interests in associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	477,131	30,487	58,278	50,642	616,538	76,856	(122,056)	571,340

Income tax	(92,874)	(10,229)	(17,902)	(35,259)	(156,264)	2,808	—	(153,455)

Profit for the year	384,257	20,258	40,376	15,383	460,274	79,664	(122,056)	417,885

Total assets	65,697,258	864,729	291,729	597,924	67,451,640	1,403,169	(2,295,271)	66,559,538
Total liabilities	58,008,431	466,359	151,136	585,530	59,211,456	407,621	(1,666,961)	57,952,116
Total equity	7,688,827	398,370	140,593	12,394	8,240,184	995,548	(628,310)	8,607,422

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

	As of and for June 30, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,153,260	11,704	—	15,438	2,180,402	1,041	(17,411)	2,164,032
Interest expenses	(1,371,466)	(9,244)	—	—	(1,380,710)	(5,277)	21,010	(1,364,977)
Income from securities and derivatives	752,809	21,427	1,029	10,131	785,396	338	(71,152)	714,582
Net interest income and income from securities and derivatives	1,534,603	23,887	1,029	25,569	1,585,088	(3,898)	(67,553)	1,513,637

Net revenues from services and commissions	398,480	44,372	53,068	81,700	577,620	3,257	—	580,877
Expenses from services and commissions	(67,293)	(92)	—	(1)	(67,386)	(15)	—	(67,401)
Other revenues	216,549	8,011	24,989	13,821	263,370	403	(116,738)	147,035
Revenues	2,082,339	76,178	79,086	121,089	2,358,692	(253)	(184,291)	2,174,148

Impairment losses on financial assets	(743,544)	317	—	(6,013)	(749,240)	(1)	—	(749,241)
Administrative expenses	(644,959)	(34,542)	(20,082)	(28,014)	(727,597)	(5,886)	—	(733,483)
Personnel expenses	(301,226)	(28,469)	(7,799)	(16,504)	(353,998)	(4,663)	—	(358,661)
Tax expenses	(112,224)	(5,210)	(7,415)	(16,157)	(141,006)	(328)	—	(141,334)
Depreciation and amortization	(72,088)	(1,709)	(436)	(4,380)	(78,613)	(94)	—	(78,707)
Income from equity interests in associates	(26,526)	—	—	—	(26,526)	—	—	(26,526)
Profit / (loss) before income tax	181,772	6,565	43,354	50,021	281,712	(11,225)	(184,291)	86,196

Income tax	32,574	2,990	(14,728)	(20,332)	504	1,688	—	2,192

Profit / (loss) for the year	214,346	9,555	28,626	29,689	282,216	(9,537)	(184,291)	88,388

Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
6.Financial risk management
Risk management at Inter&Co includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter&Co, Inc., involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2024 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk by Inter&Co is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations concerning FGTS (Guarantee Fund for Time of Service) , such as the anniversary withdrawal are guaranteed through transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee at the origination date. Gross amounts exclude any provision for impairment:

	06/30/2024	12/31/2023
Lower than 30%	1,190,236	1,210,884
31 - 50%	2,431,674	2,157,130
51 - 70%	3,838,080	3,227,703
71 - 90%	1,939,158	1,664,885
Higher than 90%	304,620	322,966
	9,703,768	8,583,568
c.Liquidity risk
Liquidity risk is the possibility that the Inter&Co will not be able to efficiently meet its expected or unexpected financial obligations, including those arising from guarantees provided or even unexpected redemptions from customers. Therefore, liquidity risk also includes the possibility that Inter will not be able to negotiate the sale of assets at market prices due to their volume in relation to the volume normally traded or due to some discontinuity in the market.
The liquidity risk management structure is segregated and acts proactively with the objective of monitoring and preventing any violation of the liquidity ratio limits. Liquidity risk monitoring covers the entire flow of receipts and payments of the Inter&Co so that risk mitigation actions can be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees assess the liquidity risk information that is available in the Inter&Co's systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding; Liquidity limits; Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2024 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter&Co’s financial assets and liabilities by contractual term:

	06/30/2024
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	2,797,339	—	—	2,797,339
Amounts due from financial institutions	9	5,280,322	—	—	5,280,322
Compulsory deposits at Central Bank of Brazil		3,725,775	—	—	3,725,775
Securities	10	953,421	442,637	16,880,368	18,276,426
Derivative financial	11	7,177	—	—	7,177
Loans and advances to customers	12.e	8,135,321	9,536,840	15,299,391	32,971,552
Other assets	17	—	—	78,478	78,478
Total		20,899,355	9,979,477	32,258,237	63,137,069

Financial liabilities
Liabilities with financial and similar institutions	18	9,232,637	1,681,142	—	10,913,779
Liabilities with customers	19	18,591,273	3,102,886	14,284,159	35,978,318
Securities issued	20	930,298	5,014,480	2,598,470	8,543,248
Derivative financial	11	5,684	3,879	4,476	14,039
Borrowing and on-lending	21	5,543	77,151	18,936	101,630
Total		28,765,435	9,879,538	16,906,041	55,551,014

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

	12/31/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	4,259,379	—	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	—	2,664,415
Securities	10	412,674	290,149	16,165,289	16,868,112
Derivative financial	11	4,238	—	—	4,238
Loans and advances to customers	12.e	7,509,850	8,366,848	13,907,603	29,784,301
Other assets	17	—	—	109,682	109,682
Total		18,569,062	8,656,997	30,182,574	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	7,913,830	1,608,639	—	9,522,469
Liabilities with customers	19	16,873,560	2,335,763	13,442,297	32,651,620
Securities issued	20	970,976	4,068,815	3,055,251	8,095,042
Derivative financial	11	295	9,686	5,082	15,063
Borrowing and on-lending	21	5,283	81,839	20,290	107,412
Total		25,763,944	8,104,742	16,522,920	50,391,606
e.Financial assets and liabilities using a current/non-current classification
The table below represents Inter&Co’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		06/30/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	2,797,339	—	2,797,339
Amounts due from financial institutions	9	5,280,322	—	5,280,322
Compulsory deposits at Central Bank of Brazil		3,725,775	—	3,725,775
Securities	10	1,396,058	16,880,368	18,276,426
Derivative financial	11	7,177	—	7,177
Loans and advances to customers, net of provisions for expected loss	12	15,685,655	15,120,985	30,806,640
Other assets	17	—	78,478	78,478
Total		28,892,326	32,079,831	60,972,157

Liabilities
Liabilities with financial and similar institutions	18	10,913,779	—	10,913,779
Liabilities with customers	19	21,694,159	14,284,159	35,978,318
Securities issued	20	5,944,778	2,598,470	8,543,248
Derivative financial	11	9,563	4,476	14,039
Borrowing and on-lending	21	82,694	18,936	101,630
Total		38,644,973	16,906,041	55,551,014

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	12	14,117,647	13,751,812	27,869,459
Other assets	17	—	109,682	109,682
Total		25,467,008	30,026,783	55,493,791

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	—	9,522,469
Liabilities with customers	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial	11	9,981	5,082	15,063
Borrowing and on-lending	21	87,122	20,290	107,412
Total		33,868,686	16,522,920	50,391,606
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
We present the trading book 21-day VaR below:

R$ thousand
Risk factor	06/30/2024	12/31/2023
Price index coupons	7,582	2,730
Pre fixed interest rate	1,173	1,074
Foreign currency coupons	6	665
Foreign currencies	11,588	2,346
Subtotal	20,349	6,815

Diversification effects (correlation)	6,588	3,794
Value-at-Risk	13,761	3,021
We present the trading book VaR below:

R$ thousand
Risk factor	06/30/2024	12/31/2023
Price index coupons	660,151	425,156
Interest rate coupons	36,197	108,716
Pre fixed interest rate	47,343	49,019
Foreign currency coupon	54,531	—
Others	848	22,538
Subtotal	799,070	605,429

Diversification effects (correlation)	112,470	164,555
Value-at-Risk	686,600	440,874
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•Scenario I: based on market information, shocks were applied and 1 basis point for interest rates and 1% variation for prices (foreign currencies and shares);
•Scenario II: shocks of 25% variation in market curves and prices were determined;
•Scenario III: shocks of 50% variation in market curves and prices were determined.
It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					06/30/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,423)	increase	(639,331)	increase	(1,173,762)
IGP-M coupon	increase	(17)	increase	(2,281)	increase	(4,380)
Pre-fixed rate	increase	(1,826)	increase	(513,647)	increase	(963,204)
TR coupon	increase	(519)	increase	(120,734)	increase	(211,023)
USD coupon	decrease	(14)	decrease	(887)	increase	(1,788)

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
IGP-M coupon	increase	(16)	—	—	increase	(549)
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
TR coupon	increase	(800)	increase	(163,354)	increase	(289,028)
USD coupon	decrease	(5)	decrease	(718)	decrease	(1,447)
h.Operational risk
Policy
Operational Risk Management aims to identify, evaluate and monitor risks, being defined as the risk of losses resulting from inadequate or failed internal processes, people and systems or external events. This definition includes legal risk, but excludes strategic and reputational risk.
The operational risk events can be classified:
•Internal fraud;
•External fraud;
•Employment practices and workplace safety;
•Clients, products and business practices;
•Damage of physical assets;
•Business disruption and system failures, execution; and
•Delivery and process management.
We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

As of June 30, 2024
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	78,478	78,478	43,776,913
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	30,806,640
Amounts due from financial institutions	—	—	—	—	5,280,322
Deposits at Central Bank of Brazil	—	—	—	—	3,725,775
Cash and cash equivalents	—	—	—	—	2,797,339
Brazilian government securities	—	—	—	—	678,010
Rural product bill	—	—	—	—	410,349
Other assets			78,478	78,478	78,478

Fair value through profit or loss	628,720	941,128	—	1,569,848	1,569,848
Brazilian government securities	504,257	28,901	—	533,158	533,158
Investment funds quotas	124,463	318,935	—	443,398	443,398
Securities issued by financial institutions	—	330,291	—	330,291	330,291
Bonds and shares issued by non-financial companies	—	263,001	—	263,001	263,001

Derivative financial	—	7,177	—	7,177	7,177
Derivative financial	—	7,177	—	7,177	7,177

Fair value through other comprehensive income	15,107,830	486,085	—	15,593,915	15,593,915
Brazilian government securities	15,107,830	—	—	15,107,830	15,107,830
Securities issued by financial institutions	—	415,935	—	415,935	415,935
Securities issued abroad	—	183,495	—	183,495	183,495
Bonds and shares issued by non-financial companies	—	70,150	—	70,150	70,150

Total	15,736,550	1,434,390	78,478	17,249,418	60,947,853

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	55,536,975
Liabilities with customers	—	—	—	—	35,978,318
Liabilities with financial and similar institutions	—	—	—	—	10,913,779
Securities issued	—	—	—	—	8,543,248
Borrowing and on-lending	—	—	—	—	101,630

Derivative financial	—	14,039	—	14,039	14,039
Derivative financial	—	14,039	—	14,039	14,039

Total	—	14,039	—	14,039	55,551,014

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

As of December 31, 2023
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	109,682	109,682	39,810,016
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	27,900,543
Cash and cash equivalents	—	—	—	—	4,259,379
Amounts due from financial institutions	—	—	—	—	3,718,506
Deposits at Central Bank of Brazil	—	—	—	—	2,664,415
Brazilian government securities	—	—	—	—	665,413
Rural product bill	—	—	—	—	459,298
Other assets	—	—	109,682	109,682	109,682
Debentures	—	—	—	—	32,780

Fair value through profit or loss	451,946	1,026,654	—	1,478,600	1,478,600
Bonds and shares issued by non-financial companies	60	629,237	—	629,297	629,297
Securities issued by financial institutions	447,912	—	—	447,912	447,912
Investment funds quotas	3,974	354,358	—	358,332	358,332
Brazilian government securities	—	43,059	—	43,059	43,059

Derivative financial	—	4,238	—	4,238	4,238
Derivative financial	—	4,238	—	4,238	4,238

Fair value through other comprehensive income	13,560,072	671,949	—	14,232,021	14,232,021
Brazilian government securities	13,560,072	—	—	13,560,072	13,560,072
Bonds and shares issued by non-financial companies	—	671,949	—	671,949	671,949

Total	14,012,018	1,702,841	109,682	15,824,541	55,524,875

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,376,543
Liabilities with customers	—	—	—	—	32,651,620
Liabilities with financial and similar institutions	—	—	—	—	9,522,469
Securities issued	—	—	—	—	8,095,042
Borrowing and on-lending	—	—	—	—	107,412

Derivative financial	—	15,063	—	15,063	15,063
Derivative financial	—	15,063	—	15,063	15,063

Total	—	15,063	—	15,063	50,391,606

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
The methodology used for the measurement of financial assets and liabilities classified as “Level 2” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
Reconciliation of Level 3 fair value
The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Other assets
Financial assets at fair value through profit or loss
Balance at January 1, 2024	109,682
Total gains or losses (realized / unrealized)	(31,204)
Balance at June 30, 2024	78,478
During the period ended June 30, 2024, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	06/30/2024	12/31/2023
Cash and cash equivalents in foreign currency	548,659	225,308
Cash and cash equivalents in national currency	309,839	941,584
Reverse repurchase agreements (a)	1,938,841	3,092,487
Total	2,797,339	4,259,379

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected loss

	06/30/2024	12/31/2023
Interbank deposit investments	2,402,911	2,451,736
Interbank on-lending	177,334	31,487
Loans to financial institutions (a)	2,702,819	1,236,536
Expected loss	(2,742)	(1,253)
Total	5,280,322	3,718,506

(a)    Refers substantially to the anticipation of receivables.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
10.Securities, net of provisions for expected loss
a.Composition of securities net of expected losses:

	06/30/2024	12/31/2023
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	10,379,679	9,212,930
National treasury notes (NTN)	3,749,079	3,931,671
National treasury bills (LTN)	979,072	415,471
Commercial promissory notes	297,549	214,157
Securities issued abroad	183,495	—
Debentures	70,150	330,705
Certificates of agricultural receivables	66,190	22,817
Certificates of real estate receivables	52,196	104,270
Subtotal	15,777,410	14,232,021

Amortized cost
National treasury notes (NTN)	678,010	665,413
Rural product bill	410,349	459,298
Debentures	—	32,780
Subtotal	1,088,359	1,157,491

Fair value through profit or loss - FVTPL
Investment fund quotas	467,702	358,332
Financial treasury bills (LFT)	220,188	420,336
Certificates of real estate receivables	219,963	182,319
Debentures	214,798	281,566
National Treasury Financial Bills (LTN)	108,782	73,808
Certificates of agricultural receivables	79,838	64,371
Bank deposit certificates	48,203	55,597
National treasury notes (NTN)	20,693	27,576
Agribusiness credit bills (LCA)	19,479	10,684
Real estate credit bills (LCI)	10,401	1,352
Commercial promissory notes	610	2,659
Subtotal	1,410,657	1,478,600

Total	18,276,426	16,868,112
As of June 30, 2024, the expected loss value of securities was R$ (15,411),(December 31, 2023: R$(33,701))

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
b.Breakdown of the carrying amount of securities by maturity, net of losses

	06/30/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	203,928	191,910	1,640,993	5,811,711	7,928,868	15,777,410
Financial treasury bills (LFT)	—	—	423,025	4,676,943	5,279,711	10,379,679
National treasury notes (NTN)	—	163,274	1,059,572	430,722	2,095,511	3,749,079
National treasury bills (LTN)	—	—	—	604,028	375,044	979,072
Commercial promissory notes	—	6,039	147,358	40,520	103,632	297,549
Securities issued abroad	183,495	—	—	—	—	183,495
Debentures	—	22,597	1,391	23,388	22,774	70,150
Certificates of agricultural receivables	20,433	—	9,647	36,110	—	66,190
Certificates of real estate receivables	—	—	—	—	52,196	52,196

Amortized cost	50,738	208,247	147,094	4,270	678,010	1,088,359
National treasury notes (NTN)	—	—	—	—	678,010	678,010
Rural product bill	50,738	208,247	147,094	4,270	—	410,349
Debentures	—	—	—	—	—	—

Fair value through profit or loss - FVTPL	698,755	42,480	262,759	64,040	342,623	1,410,657
Investment fund quotas	466,370	1,332	—	—	—	467,702
Financial treasury bills (LFT)	285	15,049	191,992	3,422	9,440	220,188
Certificates of real estate receivables	3	539	6,678	16,061	196,682	219,963
Debentures	120,341	1,272	9,211	4,938	79,036	214,798
National treasury bills (LTN)	92,478	1,901	2,921	1,549	9,933	108,782
Certificates of agricultural receivables	3	406	16,728	34,519	28,182	79,838
Bank deposit certificates	18,020	7,932	15,326	2,446	4,479	48,203
National treasury notes (NTN)	—	—	7,955	—	12,738	20,693
Agribusiness credit bills (LCA)	241	4,145	11,857	1,103	2,133	19,479
Real estate credit bills (LCI)	404	9,904	91	2	—	10,401
Commercial promissory notes	610	—	—	—	—	610
Total	953,421	442,637	2,050,846	5,880,021	8,949,501	18,276,426

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Debentures	—	22,176	19,968	114,986	173,575	330,705
Certificates of agricultural receivables	—	—	—	22,817	—	22,817
Certificates of real estate receivables	—	—	—	—	104,270	104,270

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Investment fund quotas	358,332	—	—	—	—	358,332
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
Debentures	3	5,974	25,383	18,422	231,784	281,566
National Treasury Financial Bills (LTN)	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Commercial promissory notes	—	2,659	—	—	—	2,659
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	06/30/2024	12/31/2023
Assets
Forward derivatives	9,543	7,177	7,177	5,490	1,687	—	—	7,177	4,213
Future derivatives	2,651	—	—	—	—	—	—	—	25
Total assets	12,194	7,177	7,177	5,490	1,687	—	—	7,177	4,238

Liabilities
Swap derivatives	40,500	(13,882)	(13,882)	(5,663)	(3,742)	(4,477)	—	(13,882)	(14,665)
Forward derivatives	157	(157)	(157)	(20)	(137)	—	—	(157)	(398)
Future derivatives	7,908,347	—	—	—	—	—	—	—	—
Total liabilities	7,949,004	(14,039)	(14,039)	(5,683)	(3,879)	(4,477)	—	(14,039)	(15,063)

Net effect	7,961,198	(6,862)	(6,862)	(193)	(2,192)	(4,477)	—	(6,862)	(10,825)

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	06/30/2024	12/31/2023
Long position	10,506	1,688	—	—	12,194	146,040
Forward derivatives	7,855	1,688	—	—	9,543	24,223
Future derivatives	2,651	—	—	—	2,651	121,817

Short position	1,622,384	1,451,017	2,380,860	2,494,743	7,949,004	6,380,611
Swap derivatives	16,000	11,000	13,500	—	40,500	40,500
Forward derivatives	—	—	20	137	157	2,103
Future derivatives	1,606,384	1,440,017	2,367,340	2,494,606	7,908,347	6,338,008
Total	1,632,890	1,452,705	2,380,860	2,494,743	7,961,198	6,526,651
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of June 30, 2024, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit and recognized at their fair value in the period's profit or loss.
Fixed-term contracts: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.
c.Hedge accounting - exposure
Inter&Co has accounting hedges for some of its loans and advances to customers. Inter's swaps are classified as hedging instruments in a Fair Value Hedge that protects risks related to a portion of the real estate portfolio indexed to inflation. The hedged contracts in the real estate portfolio are measured at fair value in relation to the specific risk being hedged.
Inter&Co uses financial instruments to mitigate the impact of exchange rate variations on foreign investments in its accounting records. Effective gains and losses on these instruments are recognized in the other comprehensive income account in equity, net of tax effects, and are only transferred to the income statement in the event of ineffectiveness of the hedge or partial/total sale of the foreign operation. Ineffective losses from the hedge are recognized directly in the income statement.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

	06/30/2024	12/31/2023
Hedge instruments	7,163,058	5,811,750
Future DI (a)	3,905,858	3,755,670
IPCA (c)	2,512,636	1,728,330
Future dollar (b)	671,237	256,589
Swap (c)	73,327	71,161

Hedge object	7,226,178	5,826,436
Loans (a)	3,909,389	3,761,467
Real estate loans (c)	2,587,337	1,802,022
Investment abroad (b)	729,452	262,947

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
(c) Refers to the real estate loan portfolio
12.Loans and advances to customers, net of provisions for expected loss
a.Breakdown of balance

	06/30/2024		12/31/2023
Credit card	10,508,082	31.86%	9,461,277	31.77%
Real estate loans	9,703,768	29.43%	8,583,568	28.82%
Personal loans	7,555,457	22.92%	7,138,744	23.97%
Business loans	4,359,140	13.22%	3,855,754	12.95%
Agribusiness loans	845,105	2.56%	744,958	2.50%
Total	32,971,552	100.00%	29,784,301	100.00%

Provision for expected loss	(2,164,912)		(1,883,758)

Net balance	30,806,640		27,900,543
b.Concentration of the portfolio

	06/30/2024		12/31/2023
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	301,482	0.91%	339,130	1.14%
10 largest debtors	1,458,639	4.42%	1,520,664	5.11%
20 largest debtors	2,057,697	6.24%	2,140,098	7.19%
50 largest debtors	3,201,637	9.71%	3,225,766	10.83%
100 largest debtors	4,142,447	12.56%	4,147,360	13.92%
c.Breakdown by maturity

	06/30/2024	12/31/2023
Overdue by 1 day or more	3,765,418	3,599,256
To fall due in up to 3 months	4,369,903	3,910,594
To fall due between 3 to 12 months	9,536,840	8,366,848
To fall due in more than 12 months	15,299,391	13,907,603
Total	32,971,552	29,784,301

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
d.Concentration by economic sector

	06/30/2024	12/31/2023
Financial activities	3,379,347	1,708,407
Industries	1,979,126	1,396,046
Construction	1,596,826	1,885,772
Trade	1,517,958	1,490,290
Administrative activities	1,207,669	1,529,880
Agriculture	168,473	150,896
Other segments (a)	1,392,037	1,433,467
Business clients	11,241,436	9,594,758
Individual clients	21,730,116	20,189,543
Total	32,971,552	29,784,301

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	8,073,708	(638,600)	—	45,946	—	(1,926,546)	—	3,385,797	8,940,305	8,073,708
Real estate loans	7,931,469	(797,770)	—	464,421	—	(564,583)	—	1,787,756	8,821,293	7,931,469
Personal loans	6,533,589	(369,402)	(322)	141,787	64	(1,034,386)	—	1,585,361	6,856,691	6,533,589
Business loans	3,829,413	(53,917)	—	11,976	—	(4,971,723)	—	5,503,869	4,319,618	3,829,413
Agribusiness loans	738,126	—	—	—	—	(103,665)	—	203,790	838,251	738,126
Total	27,106,305	(1,859,689)	(322)	664,130	64	(8,600,903)	—	12,466,573	29,776,158	27,106,305

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	405,996	(45,946)	(1,059,199)	638,600	—	(750,420)	—	1,193,116	382,147	405,996
Real estate loans	515,047	(464,421)	(316,807)	797,770	199,709	(42,417)	—	(6,877)	682,004	515,047
Personal loans	317,462	(141,787)	(210,130)	369,402	41,781	(294,579)	—	355,213	437,362	317,462
Business loans	10,200	(11,976)	(31,706)	53,917	1,421	(4,103)	—	(987)	16,766	10,200
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—	3,441
Total	1,252,146	(664,130)	(1,621,305)	1,859,689	242,911	(1,091,519)	—	1,540,487	1,518,279	1,252,146

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	981,573	—	—	—	1,059,199	(283,568)	(574,111)	2,537	1,185,630	981,573
Real estate loans	137,052	—	(199,709)	—	316,807	(45,347)	(7,787)	(545)	200,471	137,052
Personal loans	287,693	(64)	(41,781)	322	210,130	(89,916)	(133,587)	28,607	261,404	287,693
Business loans	16,141	—	(1,421)	—	31,706	(1,887)	(8,849)	(12,934)	22,756	16,141
Agribusiness loans	3,391	—	—	—	3,463	—	—	—	6,854	3,391
Total	1,425,850	(64)	(242,911)	322	1,621,305	(420,718)	(724,334)	17,665	1,677,115	1,425,850

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card					9,461,277	(2,960,534)	(574,111)	4,581,450	10,508,082	9,461,277
Real estate loans					8,583,568	(652,347)	(7,787)	1,780,334	9,703,768	8,583,568
Personal loans					7,138,744	(1,418,881)	(133,587)	1,969,181	7,555,457	7,138,744
Business loans					3,855,754	(4,977,713)	(8,849)	5,489,948	4,359,140	3,855,754
Agribusiness loans					744,958	(103,665)	—	203,812	845,105	744,958
Total					29,784,301	(10,113,140)	(724,334)	14,024,725	32,971,552	29,784,301

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	408,412	(329,578)	—	10,246	—	—	318,318	407,398	408,412
Real estate loans	49,930	(74,845)	—	13,683	—	—	65,966	54,734	49,930
Personal loans	106,635	(84,193)	(278)	4,413	5	—	56,568	83,150	106,635
Business loans	12,859	(5,979)	—	81	—	—	8,554	15,515	12,859
Agribusiness loans	11,122	—	—	—	—	—	1,499	12,621	11,122
Total	588,958	(494,595)	(278)	28,423	5	—	450,905	573,418	588,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	225,771	(10,246)	(727,359)	329,578	—	—	407,325	225,069	225,771
Real estate loans	39,710	(13,683)	(66,162)	74,845	15,735	—	489	50,934	39,710
Personal loans	89,687	(4,413)	(147,864)	84,193	5,863	—	103,969	131,435	89,687
Business loans	789	(81)	(5,973)	5,979	167	—	1,245	2,126	789
Agribusiness loans	947	—	(1,661)	—	—	—	714	—	947
Total	356,904	(28,423)	(949,019)	494,595	21,765	—	513,742	409,564	356,904

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2024	Ending balance at 12/31/2023
Credit card	708,986	—	—	—	727,359	(574,111)	49,108	911,342	708,986
Real estate loans	44,092	—	(15,735)	—	66,162	(7,787)	(22,100)	64,632	44,092
Personal loans	208,043	(5)	(5,863)	278	147,864	(133,587)	(20,240)	196,490	208,043
Business loans	6,231	—	(167)	—	5,973	(8,849)	2,475	5,663	6,231
Agribusiness loans	1,628	—	—	—	1,661	—	514	3,803	1,628
Total	968,980	(5)	(21,765)	278	949,019	(724,334)	9,757	1,181,930	968,980

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 6/30/2024	Ending balance at 12/31/2023
Credit card					1,343,169	(574,111)	774,751	1,543,809	1,343,169
Real estate loans					133,732	(7,787)	44,355	170,300	133,732
Personal loans					404,365	(133,587)	140,297	411,075	404,365
Business loans					19,879	(8,849)	12,274	23,304	19,879
Agribusiness loans					13,697	—	2,727	16,424	13,697
Total					1,914,842	(724,334)	974,404	2,164,912	1,914,842

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real estate held for sale on June 30, 2024 was R$ 179,954 (December 31, 2023: R$ 174,355).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Granito Soluções em Pagamento S.A. (a)	50.00%	50.00%	77,754	80,233
Total			77,754	80,233
Other investments			10,401	10,401
Total			88,155	90,634
b.Income from equity interests in associates:

Investees	06/30/2024	06/30/2023
Granito Soluções em Pagamento S.A.	(2,480)	(26,526)
Total	(2,480)	(26,526)
15.Property and equipment
a.Breakdown of property and equipment:

		06/30/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	123,379	(9,519)	113,860
Buildings	4%	41,980	(13,871)	28,109
Furniture and equipment	10%	56,196	(11,159)	45,037
Data processing systems	20%	17,387	(13,489)	3,898
Construction in progress	—	2,742	—	2,742
Total		241,684	(48,038)	193,646

		12/31/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Furniture and equipment	10%	35,508	(10,370)	25,138
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
b.Changes in property and equipment:

	Balance at 12/31/2023	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 06/30/2024
Historical cost
Buildings	39,062	2,918	—	—	—	41,980
Furniture and equipment	35,508	20,546	—	—	142	56,196
Data processing systems	16,907	480	—	—	—	17,387
Construction in progress	2,020	722	—	—	—	2,742
Total	93,497	24,666	—	—	142	118,305

Accumulated depreciation
Buildings	(10,896)	(2,912)	—	—	(63)	(13,871)
Furniture and equipment	(10,370)	(789)	—	—	—	(11,159)
Data processing systems	(13,364)	(124)	—	—	—	(13,488)
Total	(34,630)	(3,825)	—	—	(63)	(38,518)

Total	58,867	20,841	—	—	79	79,787

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Balance at 06/30/2023
Historical cost
Buildings	37,446	817	11	—	38,274
Furniture and equipment	23,601	7,028	(11)	(26)	29,779
Data processing systems	15,636	355	—	—	15,991
Construction in progress	1,794	91	—	—	1,885
Total	222,864	8,291	—	(11,651)	218,691

Accumulated depreciation
Buildings	(25,149)	(3,075)	—		(28,224)
Furniture and equipment	(2,069)	(736)	303	91	(2,000)
Data processing systems	(11)	(113)	(303)	3	(424)
Total	(34,845)	(5,034)	—	94	(39,374)

Total	188,019	3,257	—	(11,557)	179,317
c.     Right-of-use assets

Buildings and equipment
Balance at January 1, 2024	108,680
Depreciation charge for the year	(326)
Updates	5,506
Balance at June 30, 2024	113,860

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
16.Intangible
a.Breakdown of intangible assets

		06/30/2024			12/31/2023
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Development costs	20%	371,045	(154,751)	216,294	360,818	(119,107)	241,711
Intangible assets in progress	—	419,921	—	419,921	288,045	—	288,045
Right of use	17%	722,530	(338,283)	384,247	457,210	(283,993)	173,217
Customer portfolio	20%	13,964	(8,303)	5,661	13,965	(7,369)	6,596
Goodwill	—	635,735	—	635,735	635,735	—	635,735
Total		2,163,195	(501,337)	1,661,858	1,755,773	(410,469)	1,345,304
b.Changes in intangible assets

	12/31/2023	Addition	Write-offs	Transfers	Business Combination	Amortization	06/30/2024
Development costs	241,711	—	—	10,227	—	(35,644)	216,294
Intangible assets in progress	288,045	132,831	(6,212)	5,257	—	—	419,921
Right of use	173,217	280,739	(20)	(15,484)	—	(54,205)	384,247
Customer portfolio	6,596	—	—	—	—	(935)	5,661
Goodwill	635,735	—	—	—	—	—	635,735
Total	1,345,304	413,570	(6,232)	—	—	(90,784)	1,661,858

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	06/30/2023
Development costs	185,565	—	—	70,191	—	(40,361)	215,395
Intangible assets in progress	279,675	85,573	—	(118,506)	—	—	246,742
Right of use	132,217	49,824	—	48,315	—	(32,465)	197,891
Customer portfolio	8,376	—	—	—	—	(847)	7,529
Goodwill	632,796	—	—	—	2,829	—	635,625
Total	1,238,629	135,397	—	—	2,829	(73,673)	1,303,182

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
17.Other assets

	06/30/2024	12/31/2023
Prepaid expenses (a)	422,411	351,627
Recoverable taxes	355,861	327,585
Sundry debtors (b)	251,424	171,143
Premium or discount on transfer of financial assets	214,444	189,019
Commissions and bonus receivable (c)	212,681	226,520
Pending settlements (d)	166,402	148,613
Unbilled services provided	86,694	55,659
Amount receivable from the sale of investments	78,478	109,682
Agreements on sales of properties receivable	42,072	45,961
Advances to third parties	32,131	29,690
Early settlement of credit operations	20,236	79,278
Others	455,069	390,452
Total	2,337,903	2,125,229

(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated are advantageous;
(b) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit;
(c) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(d) Pending settlements: refers mainly to the settlement balances receivable from B3 and the transshipment of end-of-week settlements into the credit card product.

18.Liabilities with financial and similar institutions

	06/30/2024	12/31/2023
Payables with credit card network	7,720,545	6,801,035
Interbank deposits	1,763,695	1,647,866
Securities sold under agreements to repurchase	1,372,710	1,011,092
Others	56,829	62,476
Total	10,913,779	9,522,469
19.Liabilities with customers

	06/30/2024	12/31/2023
Time deposits	32,531,468	28,158,459
Savings deposits	1,715,785	1,540,604
Demand deposits	1,431,721	2,572,536
Creditors by resources to release	299,344	380,021
Total	35,978,318	32,651,620
20.Securities issued

	06/30/2024	06/30/2023
Real estate credit bills	8,164,466	7,898,500
Financial Bills	285,258	147,876
Agribusiness credit bills	93,524	48,666
Total	8,543,248	8,095,042

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
21.Borrowing and on-lending

	06/30/2024	12/31/2023
Onlending obligations - Tesouro Funcafé (a)	77,150	81,838
Onlending obligations – CEF(b)	18,937	20,291
Onlending obligations – BNDES (c)	5,543	5,283
Total	101,630	107,412

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.; and
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	06/30/2024	12/31/2023
Income tax and social contribution	268,690	287,978
PIS/COFINS	33,624	27,717
INSS/FGTS	15,215	19,392
Others	40,289	28,175
Total	357,818	363,262
23.Provisions and contingent liabilities
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	2,079	19,375	21,454
Payments	(1,190)	(13,920)	(15,110)
Balance at June 30, 2024	6,871	38,841	45,712

Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at June 30, 2023	5,982	33,386	39,368

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. On June 30, 2024, these amounted to R$29,599 (R$33,390 as of December 31, 2023).
ii.COFINS
The Company is challenging its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues.

Process type - COFINS	06/30/2024	12/31/2023
Action for the annulment of a tax debt	41,340	39,651
Infraction notice	24,469	24,132
Clearing Statement	1,293	1,261
Total	67,102	65,044
c.Others
There were other provisions of R$31,084 on December 31, 2023.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
24.Other liabilities

	06/30/2024	12/31/2023
Payments to be processed (a)	1,152,704	1,150,536
Pending settlements (b)	148,249	118,307
Social and statutory provisions	139,306	139,752
Lease liabilities (Note 24.a)	126,114	120,395
Agreements	65,169	27,979
Contract liabilities (c)	39,995	41,785
Other liabilities	310,203	298,494
Total	1,981,740	1,897,248

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities as of June 30, 2024 and year ended December 31, 2023 are as follows:

Balance at January 1, 2024	120,395
New contracts	890
Payments	(19,416)
Accrued interest	24,245
Ending balance at June 30, 2024	126,114

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395
Lease maturity
The maturity of the lease liabilities as of June 30, 2024 and year ended December 31, 2023 is as follows:

	06/30/2024	12/31/2023
Up to 1 year	3,300	6,016
From 1 year to 5 years	12,896	10,431
Above 5 years	109,918	103,948
Total	126,114	120,395
25.Equity
a.Share capital

Date	Class A	Class B	Total
06/30/2024	321,953,435	117,037,105	438,990,540
12/31/2023	285,153,435	117,037,105	402,190,540

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
During 2023, we issued a total of 317,394 new Class A common shares to the beneficiaries of our incentive plans. We have also transferred the shares we held in treasury to the beneficiaries of our incentive plans. On June 30, 2024, we had a total of 321,953,435 Class A common shares and 117,037,105 issued as class B shares.
On June 30, 2024, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at June 30, 2024 (December 31, 2023: R$13).
On January 16, 2024, Inter&Co announced the beginning of the public offering of 36,800,000 (thirty-six million eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at R$21.74 (US$ 4.40) per share and the final settlement of the offer occurred on February 20, 2024, resulting in a gross funding of R$820,503 and an equity securities issuance cost of R$ (38,768).
b.Reserves
On June 30, 2024, the reserves amounted to R$9,232,290 (December 31, 2023: R$8,147,285).
c.Other comprehensive income
On June 30, 2024, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(756,625), (December 31, 2023: R$(675,488)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
d.Dividends and interest on equity
On June 30, 2024, Inter&Co Inc., made dividend payments in the amount of R$ 68,813 to its shareholders. Inter Food and Asset Gestão paid interest on equity/dividends to non-controlling shareholders in the amounts of R$2,317 and R$3,398. In the same period, Banco Inter and Inter Holding Fin made dividend payments in the amount of R$148,424 and R$143,870 for controlling shareholders.
In the year ended December 31, 2023, Banco Inter and Inter Holding distributed R$50,000 and R$25,781 in interest on equity to controlling shareholders. Inter Food paid dividends in the amount of R$23,600 to its non-controlling shareholders.

Company	06/30/2024	12/31/2023
Banco Inter (a)	148,424	50,000
Inter Holding Fin (b)	143,870	25,781
Inter & Co, Inc.	68,813	—
Inter Digital (c)	3,398	—
Inter Food (c)	2,317	23,600
Total	366,822	99,381

(a) Amount paid to the controlling company Inter Holding;
(b) Amount paid to the parent company Inter& Co Inc.;
(c) Amount paid to non-controlling interests.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
e.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit (loss) attributable to Owners of the company (In thousands of Reais)	206,479	48,746	389,272	60,151
Average number of shares outstanding	432,814,798	401,782,211	432,814,798	401,782,211
Basic earnings (loss) per share (R$)	0.48	0.12	0.90	0.15
Diluted earnings (loss) per share (R$)	0.47	0.12	0.89	0.15
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On June 30, 2024, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 2,814,395.
f.Non-controlling interest
On June 30, 2024, the balance of non-controlling interests is R$145,545 (December 31, 2023: R$124,881).
g.Reflex reserve
On June 30, 2024, the reflex reserve is R$(11,923) (December 31, 2023: R$44,217). The reflex reserve is mainly composed by equity-settled share-based payment from Banco Inter.
h.Treasury shares
On June 30, 2024, the value of treasury shares is R$(13,687), consisting of 146,792 class A shares.
26.Net interest income

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interest income
Credit card	369,048	303,890	721,448	575,007
Real estate loans	291,199	225,192	587,400	442,165
Personal loans	204,785	296,813	479,911	504,496
Business loans	152,218	120,750	276,857	245,016
Amounts due from financial institutions	99,401	114,751	216,830	212,219
Prepayment of receivables	53,645	59,977	113,307	124,783
Others	2,119	29,732	(5,807)	60,346
Total	1,172,415	1,151,105	2,389,946	2,164,032

Interest expenses
Term deposits	(447,291)	(382,393)	(879,964)	(736,554)
Funding in the open market	(238,004)	(260,418)	(486,180)	(532,113)
Financial institutions deposits	(42,552)	(24,105)	(85,444)	(46,382)
Saving	(24,599)	(22,937)	(48,052)	(45,749)
Others	(20,197)	(2,353)	(35,250)	(4,179)
Total	(772,643)	(692,206)	(1,534,890)	(1,364,977)

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
27.Net revenues from services and commissions

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income from securities	456,585	402,038	903,304	772,962
Fair value through other comprehensive income	381,322	295,458	761,714	584,153
Fair value through profit or loss	63,158	55,362	112,384	94,639
Amortized cost	12,105	51,218	29,206	94,170
Income from Derivatives	173,311	(58,862)	241,973	(58,380)
Future dolar contracts	(22,518)	7,133	(18,924)	20,960
Forward contracts	15,229	(5,487)	14,017	(2,442)
Futures contracts and swaps (a)	180,600	(60,508)	246,880	(76,898)
Total	629,896	343,176	1,145,277	714,582

(a) The market adjustments of the hedge instrument offset the effects of the result from Hedge Accounting derivatives.
28.Net revenues from services and commissions

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interchange (a)	254,701	185,608	496,592	360,537
Commission and brokerage fees	189,250	116,633	335,317	249,285
Investments	27,596	18,062	56,328	38,282
Banking and credit operations	27,810	21,875	53,648	36,416
Other	17,466	20,925	42,746	28,204
Inter Loop (b)	(28,632)	(6,574)	(58,718)	(6,574)
Cashback expenses (c)	(91,045)	(58,005)	(154,427)	(125,273)
Total	397,145	298,524	771,485	580,877

(a)    Refers to card operations.
(b)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
(c)     Refers to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions.

29.Other revenues

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Performance fees (a)	16,727	27,910	40,991	56,195
Revenue foreign exchange	12,197	26,191	33,953	41,110
Capital gains	5,534	6,149	8,789	9,087
Revenue from sale of goods	4,450	6,729	8,765	10,017
Others	45,820	14,179	82,187	30,626
Total	84,728	81,158	174,685	147,035

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
30.Impairment losses on financial assets

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Impairment expense for loans and advances to customers	(506,629)	(414,060)	(974,404)	(779,819)
Recovery of written-off credits	75,058	32,233	129,067	46,273
Others	10,323	(16,733)	13,041	(15,695)
Total	(421,248)	(398,560)	(832,296)	(749,241)
31.Administrative expenses

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Data processing and information technology	(172,654)	(199,733)	(380,099)	(408,742)
Third party services and financial system services	(83,347)	(65,507)	(150,524)	(132,930)
Advertisement and marketing	(48,967)	(21,095)	(83,068)	(41,142)
Rent, condominium fee and property maintenance	(13,704)	(16,707)	(31,326)	(32,429)
Provisions for contingencies	(11,920)	(6,413)	(21,454)	(16,641)
Insurance expenses	(4,555)	(7,669)	(9,164)	(15,864)
Portability expenses	(4,886)	(2,769)	(8,656)	(5,140)
Others	(62,795)	(27,975)	(113,781)	(80,595)
Total	(402,827)	(347,868)	(798,071)	(733,483)

32.Personnel expenses

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Salaries	(104,747)	(110,969)	(207,152)	(209,155)
Benefits	(65,313)	(50,800)	(119,422)	(86,340)
Social security charges	(31,301)	(28,240)	(63,625)	(57,803)
Others	(2,846)	3,760	(4,471)	(5,363)
Total	(204,207)	(186,249)	(394,670)	(358,661)

33. Tax expenses

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
PIS/COFINS	(76,117)	(58,544)	(144,444)	(114,446)
ISSQN	(22,382)	(17,213)	(26,732)	(21,339)
INSS	(1,982)	(972)	(5,536)	(1,997)
Others	1,064	4,266	(9,036)	(3,552)
Total	(99,418)	(72,463)	(185,749)	(141,334)

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	Quarter		Semester
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Current income tax and social contribution expenses
Current year	(116,956)	(61,705)	(204,879)	(90,030)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	47,059	52,461	79,095	76,506
Provision for contingencies	1,221	(830)	2,811	1,305
Adjustment of financial assets to fair value	(34,596)	(41,825)	(45,450)	(31,137)
Other temporary differences	(2,145)	8,961	24,259	(414)
Tax losses carried forward	30,474	(6,836)	(9,291)	28,723
Hedge Operations	—	33,647	—	17,239
Total deferred income tax and social contribution	42,013	45,578	51,424	92,222
Total income tax	(74,943)	(16,127)	(153,455)	2,192
b.Reconciliation of effective rate

	Quarter				Semester
	06/30/2024		06/30/2023		06/30/2024		06/30/2023
	Income tax		Income tax		Income tax		Income tax
Profit before tax		297,608		80,299		571,340		86,196
Tax average (a)	45%	(133,924)	45%	(36,134)	45%	(257,103)	45%	(38,788)

Tax effect of
Interest on capital distribution		13,600		—		30,608		—
Non-taxable income (non-deductible expenses) net		44,628		(446)		49,689		276
Tax incentives		(771)		—		—		—
Subsidiaries not subject to real profit taxation		7,380		1,256		17,618		21,507
Others		(5,856)		19,197		5,733		19,197
Total income tax		(74,943)		(16,127)		(153,455)		2,192

Effective tax rate		(25)%		(20)%		(27)%		3%

Total deferred income tax and social contribution		42,013		(44,452)		51,424		2,192
Total income tax and social contribution expenses		(116,956)		28,325		(204,879)		—

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
c.Changes in the balances of deferred taxes

	12/31/2023	Constitution	Realization	06/30/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	400,969	(321,874)	709,912
Adjustment of financial assets to fair value	137,729	236,148	(125,636)	248,241
Tax losses carried forward	164,831	37,238	(45,992)	156,077
Other temporary differences	82,438	77,755	(71,679)	88,514
Provision for contingencies	17,720	10,219	(7,408)	20,531
Subtotal	1,033,535	762,329	(577,599)	1,218,265

Deferred tax liabilities
Capital gains from assets in the business combination	(4,637)	—	2,015	(2,622)
Hedge Accounting	(27,902)	—	27,929	27
Earn-out	—	(27,045)	—	(27,045)
Subtotal	(32,539)	(27,045)	29,944	(29,640)

Total net deferred tax assets (liabilities) (a)	1,000,996	735,284	(547,655)	1,188,625

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

	12/31/2022	Constitution	Realization	06/30/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	344,881	(268,375)	484,272
Provision for contingencies	12,664	8,932	(7,627)	13,969
Adjustment of financial assets to fair value	312,159	104,717	(231,076)	185,800
Other temporary differences	33,668	26,659	(26,268)	34,059
Tax losses carried forward	202,184	32,798	(21,585)	213,397
Provision for expected loss on financial instruments	9,707	—	(805)	8,902
Subtotal	978,148	517,987	(555,736)	940,399

Deferred tax liabilities
Others	(30,073)	(6,290)	3,693	(32,670)
Subtotal	(30,073)	(6,290)	3,693	(32,670)

Total net deferred tax assets (liabilities) (a)	948,075	511,697	(552,043)	907,729

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

35.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended June 30, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted		Expired/Cancelled		Exercised		06/30/2024
2018	115,799		—		—		14,400		101,399
2020	2,519,138		—		4,125		11,475		2,503,538
2022	2,815,750		—		73,625		20,025		2,722,100
Total	5,450,687		—		77,750		45,900		5,327,037
Weighted average price of the shares	R$	17.98	R$	—	R$	15.82	R$	12.70	R$	18.06

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended June 30, 2024, costs amounting to R$10,136 (June 30, 2023: R$15,802) were recognized in employee benefit expenses.
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Final exercise date
2022	489,386	Up 3 years	R$ 10.67 for class A shares	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of June 30, 2024.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2023	643,500	Key Executives	12/30/2024
Changes in Inter&Co Payments, Inc.’s granted instruments for June 30, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		6/30/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	10.67

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,386		—		—		—		489,386
Total	—		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	6/30/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160,875	482,625
For the period ending on June 30, 2024, the amount of R$8,364 (June 30, 2023: R$ 16,765) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.
On June 1, 2023, the Company granted 2,140,500 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1 of 2023, 2024, 2025, and 2026. Additionally, on November 1, 2023, the Company granted 15,000 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on October 23 of 2024, 2025, 2026 and 2027, to various executives and employees of the Company and/or its direct or indirect subsidiaries. 553,875 RSUs already vested on December 1, 2023. On June 30, 2024, 65,000 RSUs were canceled/prescribed.
On February 1, 2024, the Company granted 10,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1, 2024, 2025, 2026 and 2027 to various executives and employees of Company and/or its direct or indirect subsidiaries.
On April 1, 2024, the Company granted 120,000 restricted share units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries . The expected schedules have payment dates until March 4, 2028. On April 1, 2024, 10,000 RSUs were exercised.
Additionally, on April 26, 2024, the Company granted 1,795,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1, 2024, 2025, 2026 and 2027. In June 30, 2024 18,750 RSUs were cancelled/prescribed.
On June 4, 2024, the Company granted 60,000 restricted share units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries . The expected schedules have payment dates until June 1, 2028.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
See table below:

06/30/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,521,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
02/01/2024	25%	R$25.22	4.0	4.0	10,000	10,000
04/01/2024	25%	R$29.11	4.0	4.0	120,000	110,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,776,250
06/04/2024	25%	R$30.35	4.0	4.0	60,000	60,000
Total					4,140,500	3,492,875

12/31/2023
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625
In the period ended June 30, 2024, the amount of R$11,154 was recognized as employee benefit expenses in the statement of income.

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
36.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the Unaudited interim condensed consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets	—	3,839	1,153,011	1,470,694	16,100	16,403	779,070	620,131	1,948,181	2,111,067
Loans and advances to customers	—	3,839	—	—	16,100	16,403	779,070	620,131	795,170	640,373
Amounts due from financial institutions	—	—	1,153,011	1,470,694	—	—	—	—	1,153,011	1,470,694

Liabilities	—	(5,261)	(733)	(9)	(22,573)	(22,391)	(185,218)	(250,608)	(208,524)	(278,269)
Liabilities with customers - Demand deposits	—	—	—	—	(4)	(406)	(48,788)	(47,091)	(48,792)	(47,497)
Liabilities with customers - Term deposits	—	(5,261)	(733)	(9)	(22,569)	(21,985)	(136,430)	(203,517)	(159,732)	(230,772)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit/ (loss)	(1)	(1,303)	1,482	(219)	(13,580)	(637)	(14,963)	3,556	(27,062)	1,397
Interest income	—	—	1,482	—	62	891	1,638	11,149	3,182	12,040
Interest expenses	—	(1,302)	—	(57)	(955)	(1,380)	(5,122)	(4,604)	(6,077)	(7,343)
Other administrative expenses	(1)	(1)	—	(162)	(12,687)	(148)	(11,479)	(2,989)	(24,167)	(3,300)

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter&Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
For the year 2024, the Ordinary General Meeting (AGO) decided on the proposed amount as global remuneration for administrators of up to R$87,864. As of June 30, 2024, an expense was recognized for proceeds in the amount of R$12,804 (R$13,972, as of June 30, 2023).

Notes to the Unaudited interim condensed consolidated financial statement As of June 30, 2024
    37. Subsequent events
On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Granito, in the amount of R$112,000, after approval by BACEN that occurred on July 24, 2024. Granito is a Brazilian card payment services company in which Inter held a 50% stake in the shares representing the share capital and, now, has purchased the remaining 50% held by Banco BMG, becoming the sole shareholder of Granito. After the completion of the acquisition, Granito's name will be InterPag.